NO ACT

15
3-1-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13000768

March 1, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated March 1, 2013 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that GE therefore withdraws its December 18, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Sanford J. Lewis
sanfordlewis@gmail.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax +1 202.530.9569
RMueller@gibsondunn.com

March 1, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 18, 2012, we requested that the staff of the Division of Corporation Finance concur that our client, General Electric Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statements in support thereof received from the New York State Common Retirement Fund (the "Fund").

Enclosed as Exhibit A is a letter from Mr. Patrick Doherty, dated February 28, 2013, withdrawing the Proposal on behalf of the Fund.

Our December 18, 2012 no-action request also referred to two other entities as proponents: the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. However, in a February 28, 2013 telephone conversation with the Office of the State Comptroller (the "Comptroller's Office"), the Comptroller's Office clarified that the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System were not proponents, were not intended to be proponents at the time the Proposal was submitted, and could not have been proponents because they did not hold shares in the Company. Two individuals from the Comptroller's Office, Mr. Doherty and Ms. Gianna M. McCarthy, subsequently confirmed via email that the Fund is the only proponent.[1] *See* Exhibit B.

---

[1] We also note that (1) only the Fund provided proof of ownership of Company shares; and (2) Mr. Sanford J. Lewis, representing the Comptroller's Office, submitted two letters (dated January 18, 2013 and February 12, 2013) in response to our no-action request, identifying only the Fund as the proponent in both.

In reliance on Mr. Doherty's letter that is attached as Exhibit A (as to the Fund) and the above clarifications and the emails attached as Exhibit B (as to the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System), we hereby withdraw the December 18, 2012 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227 with any questions regarding this matter.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
Patrick Doherty, State of New York, Office of the State Comptroller
Sanford J. Lewis

101469121.1

GIBSON DUNN

EXHIBIT A

From: PDoherty@osc.state.ny.us [mailto:PDoherty@osc.state.ny.us]
Sent: Thursday, February 28, 2013 1:46 PM
To: Hill, Tom (GE, Corporate)
Subject: Re: GE Share owner Proposal
Importance: High

Mr. Hill -
On the basis of the commitments contained in your letter of February 26, i hereby withdraw the resolution filed by our Office on behalf of the New York State Common Retirement Fund.

- Patrick Doherty
  Director of Corporate Governance
  Office of the New York State Comptroller

GIBSON DUNN

EXHIBIT B

From: <PDoherty@osc.state.ny.us<mailto:PDoherty@osc.state.ny.us>>
Date: February 28, 2013, 4:37:22 PM EST
To: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>
Subject: Re: FW: GE Shareowner Proposal

Ms. Zyskowski -
I hereby confirm that the New York State Common Retirement Fund was the sole proponent of the shareholder proposal of November 13 which was withdrawn earlier today (February 28. 2013).

- Patrick Doherty
Director of Corporate Governance
Office of the New York State Comptroller

-----"Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>> wrote: -----
To: "'pdoherty@osc.state.ny.us<mailto:pdoherty@osc.state.ny.us>'"
<'pdoherty@osc.state.ny.us<mailto:pdoherty@osc.state.ny.us>'>
From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>
Date: 02/28/2013 04:24PM
Subject: FW: GE Shareowner Proposal

Mr. Doherty,

I am writing to ask you to confirm that the New York State Common Retirement Fund is the only proponent on the shareowner proposal dated November 13, 2012 which The Office of the State Comptroller of New York, on behalf of the New York State Common Retirement Fund, has withdrawn on February 28, 2013.

Many thanks.

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance GE

T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com<mailto:lori.zyskowski@ge.com>

3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

From: <GMcCarthy@osc.state.ny.us<mailto:GMcCarthy@osc.state.ny.us>>
Date: February 28, 2013, 4:01:30 PM EST
To: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>
Cc: <PDoherty@osc.state.ny.us<mailto:PDoherty@osc.state.ny.us>>
Subject: Re: GE Shareowner Proposal

That is confirmed.

Gianna M. McCarthy
Director –Corporate Governance
Division of Pension Investment and Cash Management
633 Third Avenue, 31st Floor
New York, New York 10017-6754
212.681.4480 (Tel.)
212.681.4468 (Fax)

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>
To: "gmccarthy@osc.state.ny.us<mailto:gmccarthy@osc.state.ny.us>" <gmccarthy@osc.state.ny.us<mailto:gmccarthy@osc.state.ny.us>>,
Date: 02/28/2013 03:57 PM
Subject: GE Shareowner Proposal

Ms. McCarthy,

I am writing to ask you to confirm that the New York State Common Retirement Fund is the only proponent on the shareowner proposal dated November 13, 2012 which The Office of the State Comptroller of New York, on behalf of the New York State Common Retirement Fund, has withdrawn on February 28, 2013.

Many thanks.

Lori

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance GE

T +1 203 373 2227
F +1 203 373 3079
M +1 203 414 8841
lori.zyskowski@ge.com<mailto:lori.zyskowski@ge.com>

3135 Easton Turnpike
Fairfield, CT 06828

GE imagination at work

SANFORD J. LEWIS, ATTORNEY

February 12, 2013
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to General Electric regarding PCB Contamination of the Hudson River – Supplemental Reply

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, submitted a shareholder proposal (the "Proposal") on behalf of the New York State Common Retirement Fund (the "Fund" and the "Proponent") to General Electric ("GE" or the "Company") seeking a report on Hudson River contamination. The Company sent a no action request letter dated December 18, 2012 to the Staff; I sent a reply on behalf of the Proponent on January 18, 2013. This letter is in response to the Company's supplemental reply letter, sent to the Staff on February 6, 2013 by Ronald Mueller on behalf of the Company.

A copy of this letter is being emailed concurrently to Ronald Mueller.

The current Proposal does not address "ordinary business" of General Electric.

The Company's continued assertion in its supplemental letter is that the large-scale remedial project of cleaning up the Hudson River is an "ordinary business operation," despite the raging controversy about the level of cleanup and regarding the level of damage to natural resources. GE's polychlorinated biphenyl ("PCB") pollution of the Hudson River and media generated by the debate between the Environmental Protection Agency ("EPA"), public officials and advocacy organizations has inextricably linked GE to the contamination of the Hudson River and to PCB contamination in adjacent Hudson River valley communities.[1] In the course of this debate GE has been characterized in editorials and in media stories as attempting to avoid its responsibility for remediation of contamination.[2] In addition public health studies have linked PCB exposures resulting from GE's pollution of the Hudson River and other instances of contamination to low birth weight babies.[3]

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[1] "State to Help Fund Cleanup." Albany Times Union, October 10, 2009.
Drinking Water Deal Fails to Lift Impasse Albany Times Union January 27, 2009

[2] "Legal Muck: A federal court sides with GE in its suit of the Superfund law." Albany Times Union March 7, 2004; "Hudson Dredge Must Net Results." Poughkeepsie Journal Federal 7, 2008; "G.E. Commits to Dredging 43 Miles of Hudson River." New York Times October 7, 2005; "Another Setback: General Electric Says it Won't Meet the 7007 Timeline for Dredging the Hudson." Albany Times Union March 24, 2006

[3] PCBs Linked to Smaller Babies Albany Times Union August 6, 2003

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

When a company's actions have tarnished its reputation and when there are issues in play that are as serious as potential impacts on unborn babies, it is reasonable and appropriate for investors to request that the company evaluate the impacts of its policies. The present case is such an instance.

The Company asserts that in *General Electric Company* (February 2, 2004) the Staff resolved the ordinary business issue by solely focusing on whether or not the proposal micromanaged the company. If the issue of Hudson River pollution were not a significant policy issue, under Staff positions, the Proposal would not survive an ordinary business challenge. The Company had essentially conceded in that matter that the issue of pollution of the Hudson River is indeed a significant policy issue not excludable as ordinary business, and then also failed to persuade the Staff that the Proposal's particular handling of the issue represented micromanagement. Also, in the correspondence in the 2004 General Electric case, the Company also referenced and attempted to distinguish *Dow Chemical* (March 7, 2003) where the Staff had specifically declined to concur in an ordinary business exclusion of a proposal similar to the current one. In that instance, the proposal requested a report summarizing the company's plans to remediate existing dioxin contamination sites and phase-out products and processes leading to emissions of certain pollutants and dioxins. Here again, it is apparent that the decision by the Staff to find a proposal summarizing remedial plans as not constituting ordinary business most certainly is relevant to the present matter.

Secondly, the Company asserts that the choice of methods for remediating the Hudson River is not a significant policy issue, because there is not a "policy" at stake, but only a physical action by the Company. But, what makes this a significant policy issue is the array of institutions, organizations and politicians aligned for and against particular remedial responses.

In letters and high level meetings with EPA officials, New York environmental officials and advocacy groups have expressed concerns over ongoing discussions between the agency and GE officials about the extent to which contaminated sediment could be capped rather than removed. The first phase ran from May to November of 2009 and turned up more contamination than was expected in the dredging area located in the upper Hudson River north of Albany.

A January 16, 2013 report issued by the Trustees showed that "the Hudson River, for greater than 200 miles below Hudson Falls, New York, is extensively contaminated with polychlorinated biphenyls (PCBs). Surface waters, sediments, floodplain soils, fish, birds, wildlife, and other biota are all contaminated with PCBs" ("New Report Issued on PCB Contamination of the Hudson River," Hudson River Natural Resource Trustees, January 16, 2013.[4]

[4]http://www.fws.gov/contaminants/restorationplans/hudsonriver/docs/Hudson_River_PCB_Contamination_Report_Press_Release_Final.pdf)

The Company seems to overreach in page 7 of its supplemental letter, asserting that the Proposal's reference to "natural resource damages" does not relate to ***the*** "Natural Resource Damage" process, and in particular that the wording of the Proposal and supporting statements, in failing to mention that process specifically, could not be referring to that process. Further, the Company says even if it were engaged in this Natural Resource Damage process, there is no widespread public policy debate over that process and its applicability to the particular site.

The Natural Resource Damage Assessment process is noted in a recent (January 18, 2013) article from a local New York newspaper, The Saratogian: "U.S. Environmental Protection Agency officials met recently with several groups and agencies to discuss PCB levels in the mid- and lower Hudson River. The Hudson River Natural Resource Trustees issued a report that says this part of the river is also greatly contaminated with polychlorinated biphenyls."

> Trustees are in the process of conducting a natural resource damage assessment. Data will be used to document harm done to Hudson River natural resources and guide the restoration work needed to compensate the public for damage caused by GE's release of PCBs at Hudson Falls and Fort Edward.[5]

In the Poughkeepsie Journal: "The Hudson's Natural Resource Damages Assessment is being conducted by the river's so-called 'natural resource trustees' – U.S. Fish & Wildlife Service, the National Oceanic and Atmospheric Administration and the state Department of Environmental Conservation. The assessment seeks to develop a comprehensive restoration plan, and to determine how much GE should pay for those restoration efforts."[6]

Again, the Company asserts that the Proposal implicates only technical issues, not significant policy issues. However, as noted above, GE's cleanup of the Hudson River has generated broad public interest. The Company's reputation in the Hudson River Valley is closely linked to its performance of the cleanup. Furthermore, the presence of GE's PCB contamination in the Hudson River links the Company to such charged issues as low birthweight babies in communities that border on the river. The decision to allow the higher than expected concentrations of PCB contamination to remain in the river has the potential to keep the Company mired in ongoing controversy for years to come. As noted above the Company's tactical choices to date with respect to this process have tarnished its reputation. Clearly, the Proposal addresses significant policy issues.

---

[5] "Report: PCB contamination spans entire Hudson River," The Saratogian, January 18, 2013. (http://saratogian.com/articles/2013/01/18/news/doc50fa056d44b3c861596345.txt?viewmode=fullstory)

[6] "REPLAY: Hudson River restoration assessment at PCB forum," The Poughkeepsie Journal, January 16, 2013. (http://www.poughkeepsiejournal.com/article/20130116/NEWS01/130115030/REPLAY-Hudson-River-restoration-assessment-PCB-forum?nclick_check=1)

Past EPA decision-making documents cannot constitute substantial implementation of the report requested by the Proposal.

The Company further argues that because it participated in EPA's analysis and report, that participation constitutes substantial implementation and accordingly that recent EPA reports somehow fulfill the requirements of the Proposal. Regardless of the Company's participation in the EPA studies, the entire focus of the report requested in the Proposal is quite different from the Record of Decision ("ROD") etc. that the Company claims to have fulfilled. The focus of the report in the Proposal is from a completely different vantage point than the record of decision by the EPA, one of whether the Company can reduce its liabilities for environmental damage that may be imposed by parties other than the EPA by taking additional remediation actions. It should be noted that the Company has also not cited any Staff precedents for the notion that an EPA publication can suffice to fulfill a request for a company report. Instead of such a precedent, the Company references Staff decisions in *Intel Corp.* (February 14, 2005) and *The Coca-Cola Co.* (February 24, 1988) in which statutory changes accomplished the essential purpose of the proposals. In the current circumstance, the existing ROD and other EPA documents did not address the issue of natural resource damage assessment process that faces the Company at the present time. Our prior letter detailed the many changes that have occurred and which are likely to lead to larger contamination issues and damages than previously contemplated. The EPA ROD is in no way dispositive of the outstanding issues or the report requested by the Proposal.

The Company attempts to marginalize or render as technical or obscure the natural resource damage calculation process, which is currently front and center for General Electric and which is the main factor that could result in increased long-term liabilities for the Company. The Company misleadingly refers to the process as a "relatively obscure statutory provision" that would not be understood by shareowners. Yet, as noted above, the natural resource damage process has itself been covered in the media and is not at all incomprehensible to shareholders, especially if the Company were to issue a report as requested by the Proposal, assessing how expansion of its remedial activities will affect the outcome of that process.

The Company attempts to use an out of context quote from the Five-year review report to assert that the issue of these liabilities has already been addressed by the ROD, including the notation in the five-year report that "The State, federal natural resource trustees, and the public have been given and continue to have, opportunities to provide input or feedback regarding the habitat replacement and reconstruction work." From this the Company draws the conclusion that the subject matter of the Proposal has been substantially addressed through the EPA ROD process. But that out of context quote may mislead the reader into thinking that the ROD process is the exclusive remedy and resolution of the remedial issues. Yet, as we demonstrated in our letter dated January 18, 2013, the EPA has specifically stated that additional remediation might need to be undertaken as part of the separate process overseen by those trustees:

> …in view of the finding that surface concentrations in areas outside the dredge footprint are higher than expected, and will negatively impact trust resources for a longer period, greater injury to natural resources may result. We therefore support efforts by the trustees to address such greater potential injury through the Natural Resource Damage (NRD) assessment and claims process. **EPA will continue to cooperate and communicate with federal and State natural resource trustees on the Hudson River remediation. In addition, EPA understands that the NYSCC [New York State Conservation Council] may assert a claim for damages resulting from the increased costs of navigational dredging due to PCB contamination. Should either the NRD [Natural Resource Damage] process or a possible claim by NYSCC result in an undertaking to perform any additional dredging beyond that required pursuant to the EPA ROD, EPA will coordinate fully with GE, the trustees and/or the NYSCC to ensure these efforts are integrated as efficiently as possible"** (EPA Five 5 year report, p. 34)[7] [emphasis added]

Accordingly, we stand by our prior letter and continue to believe that the current Proposal is not excludable pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(10). Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Ronald Mueller

[7] http://www.epa.gov/hudson/pdf/Hudson-River-FYR-6-2012.pdf

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

February 6, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 18, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

On January 18, 2013, the Proponent's representative, Mr. Sanford J. Lewis, submitted a letter responding to the No-Action Request (the "Response Letter"). We continue to believe the Proposal is excludable under Rule 14a-8(i)(7) and 14a-8(i)(10) for the reasons stated in the No-Action Request. We also wish to respond to the Response Letter.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), GE is entitled to exclude from its proxy materials a shareowner proposal that "deals with a matter relating to the company's ordinary business operations."

As discussed in the No-Action Request, in 2002, the Environmental Protection Agency ("EPA") issued a record of decision (the "2002 ROD"), which identified a large-scale remediation project for the Hudson River. EPA determined that its selected dredging remedy was protective of human health and the environment. In 2006, the Company agreed in a court-approved consent decree to implement the remedy and to dredge 2.65 million cubic yards of PCB-containing sediments from the upper Hudson River. Since 2009, the Company has met its commitment. The Company has, to date, dredged, processed, and disposed of approximately 1.3 million cubic yards of sediment taken from over 240 acres. In 2012, EPA conducted a statutorily mandated five-year review of the remedy and published a report concluding that its analysis had not changed. The remedy remained protective of human health and the environment. EPA declined requests to expand or in any material way revise the remedy.

The Company therefore continues to do for the Hudson River what it does at each of its environmentally impacted sites undergoing remediation. The Company carries out its obligations, removes legacy contaminants, and coordinates with EPA and other agencies to ensure an effective completion of the remedy. That is precisely what makes the Company's activities relating to the Hudson River an ordinary business operation. In fact, given the Company's more than 200 sites undergoing active remediation under various federal and state laws, it is easy to see both the ordinary nature of the operation and the unworkable disruption that would be caused by a proposal requiring the Company to second-guess the costs and benefits of one remedial action against other alternatives.

The Proponent attempts to sidestep the ordinary nature of this remedial operation by making the assertion on pages 1–2 of the Response Letter that "PCB contamination of the Hudson River" is "a significant policy issue" that transcends day-to-day operations. This assertion is incorrect for several reasons. First, the Staff precedent cited in support of this assertion is not on point. In *General Electric Co.* (avail. Feb. 2, 2004), the Company primarily argued that the proposal probed too deeply into the day-to-day activities of the company, thereby attempting to micro-manage the company. Under well-established precedent, if a proposal seeks to micro-manage a company, then it is excludable from a company's proxy materials regardless of whether or not it touches upon a significant policy issue.[1] Thus, in responding to the Company's

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[1] *See* Exchange Act Release No. 40018 (May 21, 1998) (discussing the two "central considerations" underlying the ordinary business basis for exclusion—a proposal's subject matter and the degree to which a proposal seeks to micro-manage the company—and discussing the "significant social policy issue[]" concept in connection with only the first of these two considerations). *See also Marriott International, Inc.* (avail. Mar. 17, 2010) (Staff concurred that a shareowner proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of

[Footnote continued on next page]

micro-management argument in *General Electric*, the Staff's response did not address the question of whether PCB contamination is a significant policy issue. Accordingly, *General Electric* only stands for the proposition that the specific proposal in that instance did not attempt to micro-manage the Company to such an extent that exclusion was appropriate. In fact, nothing in the Response Letter identifies a significant policy issue or distinguishes this particular remediation site from any of the many other individual sites that the Company is helping to remediate.[2]

Second, the choice of methods through which the Hudson River is remediated is not a significant policy issue. While there has been and will continue to be some public interest in the Company's progress on the river, there is not a "policy" issue at stake. EPA determines and defines the scope of a remedy that is protective of human health and the environment, and pursuant to a court-approved consent decree the Company implements it. The Proponent states on page 9 of the Response Letter that the Proposal "is focused on the question of whether a physical action by the Company, namely, removing highly contaminated sediments in the Hudson River, could benefit the Company and the environment." The Company is removing PCB-containing sediments from the river, and EPA has concluded that the removal will benefit the environment. To inform EPA's conclusion, the Company has submitted extensive comments that weigh the costs and benefits of the dredging project, including as compared with larger and smaller dredging projects. The current remedy is the one selected by EPA, the sole agency charged with evaluating the protectiveness of the remedy. The Proponent's mere disagreement with EPA does

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[Footnote continued from previous page]

specific technologies and was therefore excludable even though it related to global warming); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion of a proposal as one that micro-manages the company where the proposal requested that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

[2] Although the Response Letter contains approximately a page-long discussion about proposals not being excludable solely because they request an assessment of risk, we do not address that discussion here because we have not asserted that the Proposal is excludable because it requests an assessment or risk. Likewise, the Response Letter on page 9 argues that the Proposal does not raise a question as to litigation strategy or legal compliance, two other bases that were not cited in the No-Action Request.

not give rise to a significant policy issue, and it does not provide a basis for inclusion of the Proposal in the Company's proxy materials.[3]

Third, the Proposal requests a report on "the potential to reduce the [C]ompany's long term liability for remediation of PCB discharges to the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports." The Response Letter, however, tries to argue that the reference to "natural resource damages" refers to the formal "Natural Resource Damage" assessment and claims process that is administered by another federal agency, the natural resource trustees, under a different federal statute, and asserts on page 4 that "[i]t is that natural resource damage process which is at issue in the current proposal." The Response Letter's assertion that the formal "Natural Resource Damage" assessment process is the focus of the Proposal is not supported by the wording of the Proposal or its supporting statements, which nowhere mention that evaluation process. However, even if the Proposal had been addressed to an even narrower and more technical assessment of a very specific type of potential liability at a specific site as suggested by the Response Letter, the Proposal still would have raised the same micro-management issues and would not have raised a significant policy issue. There is no widespread public policy debate over how the Natural Resource Damage assessment provisions are to be applied to this particular remediation site.

Fourth, the subject of the Proposal is far more technical than the Proponent has conceded. In evaluating alternative remedies for the Hudson River, EPA considered many factors, including but not limited to (1) whether additional dredging could resuspend settled PCBs and increase downstream PCB concentrations, (2) the hydrodynamic stability of PCBs in sediment, (3) the

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[3] For that reason, the Proponent's reliance on *The Dow Chemical Co.* (avail. Mar. 7, 2003) is misplaced. The proposal in *Dow Chemical* requested a general report "summarizing *the company's plans* to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins" (emphasis added). The Proposal, however, does not merely ask for a summary of the Company's plans; rather, it addresses a *specific* plan for remediation. By delving into that additional level of detail, the Proposal ceases to focus on a significant policy issue and instead focuses on the ordinary business issue of the methods that the Company uses in its remediation activities. *Cf. PepsiCo., Inc.* (avail. Mar. 2, 2009) (proposal not excludable where it sought disclosure relating to the company's general charitable giving policy); *Ford Motor Co.* (avail. Feb. 25, 2008) (same); *General Electric Co.* (avail. Jan. 11, 2008) (same); *Johnson & Johnson* (avail. Feb. 12, 2007) (proposal excludable because it targeted a specific type of charitable organization); *American Home Products Corp.* (avail. Mar. 4, 2002) (same); *Schering-Plough Corp.* (avail. Mar. 4, 2002) (same).

varied PCB concentrations at different depths, (4) other sources of PCBs and river-wide efforts at source control, (5) the relative benefits of capping/containing sediments containing PCBs versus removal, (6) the relative benefits of different goals and criteria, (7) impacts of dredging on habitat, and (8) the practicability and cost of various alternatives. The interaction of these and other factors, as well as others commonly relied on by technical experts at EPA, trustee agencies, and within the Company's technical team, are highly technical and are not significant policy issues subject to widespread public debate. The suggestion in the Response Level that the Company need only provide "a top level analysis," if accepted, demonstrates that the voluminous studies and reports that have been issued through the EPA's process, and with the Company's participation, have substantially implemented the Proposal.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

In the No-Action Request, the Company argued, pursuant to Rule 14a-8(i)(10), that it had already substantially implemented the Proposal. The Company pointed to 20 years of data, studies, reports, and other analyses that had evaluated a range of dredging alternatives and resulted in the selection of a remedy deemed by EPA to be protective of human health and the environment. In response, the Proponent latches onto just one document (the 2002 ROD) and argues that it is insufficient for the exclusion because it was prepared by EPA (not the Company) in 2002.

A. The Company Participated In EPA's Analysis And Report

At every stage of the development of the remedy, the Company was intimately involved in evaluating the costs and benefits of remedial alternatives. While the 2002 ROD was formally issued by EPA, the Proponent ignores the fact that the Company submitted **19 volumes** of comments just on that single document. The Company has similarly collected and submitted sampling data, summary reports, and analytical studies at every step of the remedy development, evaluation, and implementation. In addition, EPA's and the Company's substantial analytical work has continued to the present and is included in the 2012 Five-Year Review Report. To state that the Company has not conducted an analysis of the costs and benefits of additional dredging is to ignore the long history of the Company's extensive participation in the review process.

Furthermore, although in this case the reports through which the Proposal has been substantially implemented were not prepared solely by third parties, we note that, contrary to the Proponent's claim, under long-standing precedent, actions by third parties can substantially implement a shareowner proposal. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring with exclusion of a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa because the proposal was substantially implemented as a result of a federal statute that prohibited new investments in South Africa). In the single no-action letter cited in the Response Letter for its assertion, the proponents demonstrated that "the substance of Abbott's disclosures fall[s] significantly short of what the Proposal seeks," and the Staff's response does not indicate that it was the manner in which the disclosures were presented that served as the basis for its conclusion. *See Abbott Laboratories* (avail. Feb. 8, 2012).

B. The EPA Reports Are Current

By claiming that the 2002 ROD is outdated and an insufficient implementation of the Proposal, the Response Letter ignores the more recent documents reporting on the Proposal's request. Although the 2002 ROD was published in 2002, EPA's and the Company's substantial analytical work continues to the present and, as noted in the No-Action Request, includes the 2010 Phase 2 Report[4] and the 2012 Five-Year Review Report.[5] Notably, the Five-Year Review Report, which was published in 2012, reaffirmed the scope of the remediation project and provided that an expansion of the remedy is not warranted.

C. The Response Letter Attempts To Re-Characterize The Proposal

The Response Letter states on page 10 that "[t]he scope of analysis of the EPA ROD excluded the issues raised by the current Proposal—the calculation of natural resource damages." The Response Letter goes on to explain:

> [N]atural resource damages are assessed by a formula that is different from the formula used by the EPA in setting its risk benefit ratio for the remedies. The method of calculating natural resource damages is described by the EPA, but is undertaken by the natural resource trustee, a different entity from the EPA.

Again, the Response Letter mischaracterizes the Proposal, which requests a report on "the potential to reduce the [C]ompany's long term liability for remediation of PCB discharges to the

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[4] THE LOUIS BERGER GROUP, INC., HUDSON RIVER PCBS SITE: REVISED ENGINEERING PERFORMANCE STANDARDS FOR PHASE 2 (2010), *available at* http://www.epa.gov/hudson/phase2_docs/revised_eps.pdf.

[5] U.S. ENVIRONMENTAL PROTECTION AGENCY, FIRST FIVE-YEAR REVIEW REPORT FOR HUDSON RIVER PCBS SUPERFUND SITE, *available at* http://epa.gov/hudson/pdf/Hudson-River-FYR-6-2012.pdf.

Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports." A calculation of natural resource damages, and the manner in which any such calculation is conducted, is not the issue raised by this Proposal; it is focused on whether the Company should pursue a particular alternative remediation process at a specific remediation site, instead of the remediation plan that has been approved by the EPA. However, the Response Letter's description of the complexity of any such calculation highlights the extent to which the Proponent is seeking to micro-manage a complex and highly technical issue.[6]

Moreover, the Proposal does not use the term "natural resource damages" in the technical manner that the Response Letter now asserts. Nothing in the Proposal or its supporting statement would be understood by shareowners as referring to or requiring an assessment under this relatively obscure statutory provision. While the assessment might not have produced the result that the Proponent would prefer, the 2002 ROD and the other EPA reports have taken into account and addressed the implications for natural resource damages, as that term is commonly understood, under the remediation alternatives considered by the EPA. For example, and significantly, the entire subject of the Proposal and the remediation efforts being undertaken are to address damages to the Hudson River, which is a natural resource. Also, the ecological risk assessment section of the 2002 ROD discusses how "[p]lants and animals in all portions of the Hudson River are natural resources and need to be protected."[7] Moreover, the Five-Year Review Report states:

> The remedial activities conducted to date have had short-term temporary impacts to aquatic and wildlife habitats of the Upper Hudson River, and such impacts are expected to occur for the remainder of the construction period. An important aspect of the remedy requires that, where appropriate, a habitat replacement and reconstruction program should be implemented for submerged aquatic vegetation, wetlands, and unconsolidated river bottom. This program is being implemented to mitigate impacts to those resources in an adaptive management framework. The habitat replacement and reconstruction program is being implemented, as appropriate, in accordance with federal and State requirements. The State, federal natural resource trustees, and the public have been given, and continue

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[6] As with the EPA's process, the natural resource trustees' assessment process is a highly technical, complicated, multi-year process. Moreover, as the Response Letter notes, that highly technical assessment will be performed by a governmental entity, not by the Company.

[7] 2002 ROD at 42.

> to have, opportunities to provide input or feedback regarding the habitat replacement and reconstruction work.[8]

Thus, contrary to the Response Letter's argument, the implications of various remediation alternatives on natural resource damages (as well as on other aspects of "long term liability for remediation," as provided for in the Proposal) have been considered and addressed, and thus the Proposal has been substantially implemented.

CONCLUSION

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patrick Doherty
Sanford J. Lewis

101449919.10

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[8] The Five-Year Review Report at 19–20.

SANFORD J. LEWIS, ATTORNEY

January 18, 2013

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to General Electric regarding PCB Contamination of the Hudson River

Ladies and Gentlemen:

I have been asked by the Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund (the "Fund" or the "Proponent") to respond to the December 18, 2012 letter ("No Action Request Letter") sent to the Securities and Exchange Commission ("SEC" or "SEC Staff") by Ronald Mueller of Gibson, Dunn & Crutcher, LLP, on behalf of General Electric Company ("GE" or the "Company") concerning the shareholder proposal ("Proposal") submitted by the Fund for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders ("2013 Proxy Materials"). The Company contends that the Proposal is excludable from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable by virtue of the rules.

A copy of this letter is being emailed concurrently to Ronald Mueller.

SUMMARY

The Proposal, enclosed as Exhibit A, requests that GE prepare and issue a report to investors on the potential to reduce the Company's long term liability for remediation of PCB in the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in the Dredge Area Delineation Reports.

GE argues that the Proposal is excludable under Rule 14a-8(1)(7) because it relates to the Company's ordinary business operations. This argument is without merit, as the subject matter which gives rise to the Proposal, PCB contamination of the Hudson

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

River, is a significant policy issue that has long been considered by SEC Staff as transcending day-to-day business matters. *General Electric* (February 2, 2004). Further, merely requesting that GE write a report on the Company's potential to reduce PCB discharges to the Hudson River does not micromanage how the Company conducts its activities. As such, the Proposal is not excludable under Rule 14a-8(i)(7).

GE also argues that the Proposal is excludable under Rule 14a(8)(i)(10) (substantially implemented) because the Environmental Protection Agency (the "EPA") already considered issues of cost and environmental benefit in the course of its 2002 Record of Decision ("ROD") on Hudson River PCB remediation. *See* No Action Request Letter, p 14. However numerous SEC Staff precedents reflect the view that when a proposal requests a company report and analysis, publications by other organizations on external websites do not constitute substantial implementation. As importantly, the analyses published by the EPA in conjunction with the ROD that the Company cites as substantially implementing the proposal had a markedly different purpose and scope than the report requested by the Proposal. The prior ROD addressed remediation under EPA standards for environmental and health protection, but did not resolve issues associated with damage to natural resources. The EPA contemplated that additional remediation might well be an outcome of the natural resource damages evaluation. Also, any information published by the EPA in its 2002 ROD is too outdated to determine the current extent of natural resource damages and related liabilities facing the Company.

BACKGROUND

Between 1947 and 1977 GE plants discharged PCBs into the Hudson River. Since 1984 the EPA has issued two RODs defining remedial actions to address this contamination. GE is currently in year ten of what is projected to be an 18 year, $447 million project to remediate Hudson River sediments contaminated by PCBs.[1] A significant portion of these costs are comprised in dredging support infrastructure, including a facility to dewater and process contaminated dredge spoils.

In 2002, the EPA issued a ROD regarding the PCB contamination of the Hudson River. In making that decision, the EPA's decision-making standard was governed by various statutory requirements,[2] including:

- protection of human health and the environment;
- compliance with applicable or relevant and appropriate requirements ("ARARS"), unless a waiver is justified;

[1] The EPA signed a ROD in 2002 and initiated sampling of sediments in preparation for dredging. Project costs are in 2002 dollars.

[2] EPA "A Guide to Selecting Superfund Remedial Actions". Directive 9355.O-27FS. http://www.epa.gov/superfund/policy/remedy/pdfs/93-55027fs.pdf. Accessed December 27, 2012.

- cost-effectiveness;
- utilization of permanent remedies, alternative treatment technologies, and resource recovery whenever possible; and
- satisfaction of the preference for treatment as a principle element of the remedy.

Guidelines for the practical application of these standards are set out in the National Contingency Plan ("NCP"). The NCP elaborates on the five statutory requirements and identifies nine criteria that are used to evaluate remedial alternatives. The criteria are divided into threshold criteria, balancing criteria and modifying criteria.[3]

The issue of natural resource damages is addressed, however, by a different party from the EPA, a Natural Resource Trustee, with responsibility to address and pursue additional costs for **restoring, replacing, or compensating for loss of natural resources that are damaged by the release of hazardous substances.** The statute provides for trustees to act on behalf of the public in seeking restoration of, or compensation, for natural resource damage that is not addressed in the remedy.[4] These "trustees" are different parties than the EPA. The trustees can be parties to EPA Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) settlements, or they can pick up with restoration actions where the EPA leaves off.[5]

In addition to providing for remediation of hazardous substances, CERCLA also provides for assessments against parties who are found to be responsible under the Act to restore or compensate for natural resource damages. In contrast to the goals and standards for remediation actions listed above, natural resource damage restoration actions have the following goal:

> Restoration actions are principally designed to return injured resources to baseline conditions, but may also compensate the public for the interim loss of injured resources from the onset of injury until baseline conditions are re-established.[6]

Natural resources include "land, fish, wildlife, biota, air, water, groundwater, drinking water supplies and other such resources owned, managed, held in trust, or otherwise controlled by the United States, a state, a local government, or an Indian tribe."[7] Trustees acting at federal Superfund sites typically include the National Oceanic and Atmospheric Administration ("NOAA"), the U.S. Department of Interior, Fish and Wildlife Service ("FWS"), and state resource protection agencies.

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[3] Ibid

[4] Frederick R. Anderson, *Natural Resource Damages, Superfund, and the Courts*, 16 B.C. Envtl. Aff. L.Rev. 405 (1989), http://lawdigitalcommons.bc.edu/ealr/vol16/iss3/2

[5] http://www.epa.gov/superfund/programs/nrd/primer.htm

[6] Ibid

[7] Ibid

The process for identifying and seeking restoration or compensation for natural resource damages is separate and distinct from the EPA process of arriving at the ROD. NOAA and FWS describe the distinction as follows:

> Restoration actions for natural resource injuries and service losses under CERCLA are defined as primary or compensatory. Primary restoration is any action taken to enhance the return of injured natural resources and services to their baseline condition, i.e., the condition or level that would have existed had the hazardous substance releases not occurred. Compensatory restoration actions compensate for resource injuries and services losses during the interim period, until recovery to baseline occurs. Removal and remedial actions (collectively, "response actions") are conducted by EPA or state response agencies and focus on controlling exposure to released hazardous substances, by removing, neutralizing, or isolating them in order to protect human health and the environment from harm. Although response actions can reduce the need for restoration, the two types of actions are separate and distinct. As part of restoration planning for this site, the Trustees will consider the extent to which actions undertaken as part of EPA's remedial process may be sufficient to allow natural resources and services to return to their baseline condition without further primary restoration actions.[8]

Costs to responsible parties for natural resource damages vary according to the size of the impacted site and the extent of the damages. In the case of the Hudson River Superfund Site, the natural resource trustees are NOAA, FWS, and the State of New York. These trustees have begun to conduct studies of damage to a wide variety of natural resources and have published over 60 reports.[9] The wide range of resources impacted and the protracted period of recovery from the damage caused by GE's discharge of PCBs increase the potential that the Company could face a very substantial natural resource damage claim.

In the case of PCB contamination of the Hudson River, the EPA ROD made specific reference to the possibility of additional remediation being required as a result of the natural resource damage process. It is that natural resource damage process which is at issue in the current proposal.

In June 2012 the EPA issued a five year assessment of the remediation project. Among the findings of the report were: that PCB concentrations are higher than expected in areas not targeted for additional dredging; that these conditions may result in greater than expected injury to natural resources; and that additional dredging would achieve ROD goals more quickly and reduce the time that the ecological community would be exposed to PCB concentrations above the cleanup goal. The five-year review noted:

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[8] DRAFT Lower Duwamish River NRDA Programmatic Restoration Plan & Programmatic Environmental Impact Statement 5/22/2009National Oceanic and Atmospheric Administration (NOAA) & U.S. Department of the Interior, Fish and Wildlife Service, for the Elliott Bay Natural Resource Trustee Council

[9] http://www.darrp.noaa.gov/northeast/hudson/admin.html

> The trustee agencies and several environmental groups have noted that surface sediment concentrations of PCBs in areas where the ROD does not call for dredging will cause injury to natural resources for a longer period of time than was expected when the ROD was issued. EPA believes the ecological goals of the ROD will be achieved with time following implementation of the remedy. However, in view of the finding that surface concentrations in areas outside the dredge footprint are higher than expected, and will negatively impact trust resources for a longer period, greater injury to natural resources may result. We therefore support efforts by the trustees to address such greater potential injury through the Natural Resource Damage (NRD) assessment and claims process. EPA will continue to cooperate and communicate with federal and State natural resource trustees on the Hudson River remediation. In addition, EPA understands that the NYSCC may assert a claim for damages resulting from the increased costs of navigational dredging due to PCB contamination. **Should either the NRD process or a possible claim by NYSCC [New York State Conservation Council] result in an undertaking to perform any additional dredging beyond that required pursuant to the EPA ROD, EPA will coordinate fully with GE, the trustees and/or the NYSCC to ensure these efforts are integrated as efficiently as possible**." (USEPA First Five Year Review Report for the Hudson River PCBs Superfund Site page 34, emphasis added)

On completing the cleanup, GE will receive liability protection from the EPA for areas that were addressed by the remedy. However, under the terms of the ROD and the law, the Company is not absolved of all future liability under CERCLA. Potential risks for future liability include:

- The costs of dredging areas not addressed by the remedy if at a future date the EPA determines that concentrations of PCBs remaining in the river pose an unacceptable risk to public health or the environment.
- Liability for illness or injury caused by exposure to PCB contaminated sediments.
- Liability for economic losses due to the contamination suffered by businesses along the river.
- The costs of remediating PCB contaminated sediments that are deposited on property adjoining the river above the waterline during flood events.

If at a date in the future the EPA determines that additional dredging is necessary, GE may not be able to reuse existing dredging support infrastructure and bear additional costs to recreate this infrastructure.

In addition to financial liability, GE also faces reputational risks due to contamination in the Hudson River. The EPA process that led to the current dredging process was notable for the heated public debate that took place, including in the media.

These conditions may pose material risks to GE which should be assessed by company as proposed in the resolution.

DISCUSSION

I. The Proposal is not excludable as ordinary business because remediation of the Hudson River from PCB contamination is a significant social policy issue, with a clear nexus to the Company, and the Proposal does not micromanage Company actions.

a. The significant policy issue of PCB contamination of the Hudson River renders this Proposal not excludable as ordinary business.

The SEC Staff has long found that environmental remediation and PCB contamination are significant policy issues that transcend ordinary business.

Proposals related to environmental remediation have long been viewed by the Staff as a significant policy issue that transcends ordinary business. See, for instance, *Dow Chemical* (March 7, 2003, request for report summarizing plans to remediate dioxin contamination, etc.).

Shareholder proposals filed with the Company in the past regarding PCB contamination of the Hudson River demonstrate that this particular contamination issue is also a longstanding, significant policy issue that transcends ordinary business. For instance, in, *General Electric Company* (February 2, 2004) the proposal sought a report of annual expenditures by category and specific site (where applicable) for each year from 1990-2003, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites. GE asserted that the proposal related to the company's ordinary business operations; however the SEC Staff did not allow exclusion.

General Electric was the major contributor of PCB contamination in the Hudson River. The nexus to the Company is not at issue.

These issues of PCB contamination are a long-standing public policy issue in New York State. The PCB contamination issue, caused by General Electric, remains a prominent and visible public issue in the media. For instance:

> [T]here is the major cleanup of PCBs, polychlorinated biphenyls, in the Hudson River, now in its final phase after a long period of government indecision and of resistance by General Electric, which consistently argued that the best approach was to simply leave the pollutants buried on the river bottom. In the last two years, under pressure from community groups and environmental organizations like Riverkeeper, the E.P.A. has added to the list the heavily polluted Gowanus Canal, in Brooklyn, and Newtown Creek, on the Brooklyn-Queens border.

Superfund Cleanup Stirs Troubled Waters, New York Times, August 13, 2012[10]

In letters and high level meetings with E.P.A. officials, New York environmental officials and advocacy groups have expressed concerns over ongoing discussions between the agency and G.E. officials about the extent to which contaminated sediment could be capped rather than removed.

The first phase ran from May to November of 2009 and turned up more contamination than was expected in the dredging area, in the upper Hudson River north of Albany.

River Advocates Fret That P.C.B.'s Will Linger in Hudson, New York Times, December 13, 2010[11]

Two months after the end of the third season of dredging PCBs from the upper Hudson River, environmental advocates are gathering downriver to discuss General Electric's $1 billion project.

NY enviro groups to discuss Hudson PCB dredging, Wall St. Journal, January 16, 2013[12]

'We're still determining the full extent of impacts, which guides restoration, because restoration has to be tied to what the impacts have been,' said Kathryn Jahn of the Fish & Wildlife Service

Feds: More data needed on PCB impact on Hudson, Poughkeepsie Journal, Jan. 17, 2013[13]

Scenic Hudson, Riverkeeper, the Hudson River Sloop Clearwater and the Natural Resources Defense Council have issued a joint statement raising questions about whether the dredging area includes enough of the "hot spots" of contaminated sediment.

Review due on cleanup of PCBs, The Poughkeepsie Journal, April 3, 2012[14]

Although the Hudson River-based cleanup of General Electric's toxic Superfund site will be complete in a few years, the PCB-contaminated fish population will need a few decades to recover.

GE's cleanup of PCBs in Hudson a $1B headache, Newsday, January 16, 2013[15]

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[10] http://www.nytimes.com/2012/08/14/science/superfund-efforts-to-clean-waterways-come-with-a-risk.html%3Fpagewanted=all

[11] http://green.blogs.nytimes.com/2010/12/13/river-advocates-fret-that-pcbs-will-linger-in-hudson/

[12] http://online.wsj.com/article/AP6561dd643a8f4dca9acdc77b3332f01a.html%3FKEYWORDS=General+Electric+PCB+contamination+Hudson+river

[13] http://www.poughkeepsiejournal.com/article/20130117/NEWS04/301170018/Feds-More-data-needed-PCB-impact-Hudson

[14] http://pqasb.pqarchiver.com/poughkeepsiejournal/access/2624648291.html%3FFMT=ABS%26date=Apr+03%2C+2012

[15] http://newyork.newsday.com/westchester/ge-s-cleanup-of-pcbs-in-hudson-a-1b-headache-1.4459894

The fact that the current Proposal includes analysis of the potential to reduce long-term liability does not render it excludable as ordinary business. Such an assessment ofrisks, is not subject to exclusion under current Staff guidelines. Assessment of risks, such as the risk of liability, is a permissible element of a proposal, and does not constitute excludable ordinary business, as long as the subject matter giving rise to the proposal is a significant policy issue. As Staff Legal Bulletin 14E stated:

> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C, in analyzing such requests, we have sought to determine whether the proposal and supporting statement as a whole relate to the company engaging in an evaluation of risk, which is a matter we have viewed as relating to a company's ordinary business operations. To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).
>
> * * *
>
> On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, **we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk**. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document— where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. [Emphasis added][16]

[16] Staff Legal Bulletin 14E represented a reversal of the prior staff position presented in Staff Legal Bulletin 14C, in which environmental proposals would be considered permissible if they are related only to remedying environmental damage, but excludable if they also requested an analysis of risks to the company.

Since the underlying subject matter of the current Proposal to which the risk pertains, and gives rise to the risk, is remedying the PCB contamination of the Hudson River, which is a significant social policy issue, the request for a report on environmental remediation that includes assessment of liability risks to the Company does not render this Proposal excludable under the clearly stated terms of Staff Legal Bulletin 14E.

Furthermore, even though there is a prospect of future litigation, this Proposal does not request disclosure or analysis of litigation strategy and/or legal compliance. Instead, it is focused on the question of whether a physical action by the Company, namely, removing highly contaminated sediments in the Hudson River, could benefit the Company and the environment. As such, it is non-excludable, similar to the SEC Staff decisions in Dow Chemical (February 11, 2004) and Dow Chemical (March 2, 2006), where the Staff found that a proposal seeking a report on new initiatives by a company to address health, environmental and social concerns of the Bhopal, India survivors did not constitute excludable ordinary business. Dow Chemical was subject to ongoing and potential future civil, criminal and administrative proceedings related to the environmental contamination from a prior chemical disaster by its predecessor company Union Carbide. The existence of the litigation and various government proceedings and findings, despite company assertions that this rendered the issue ordinary business, did not result in a SEC Staff finding of exclusion under Rule 14a-8(i)(7).

The Proposal does not seek to micromanage the Company.

The Company also asserts that the Proposal seeks to micromanage the Company. However, the Proposal does not necessitate any particular action by the Company other than to request that GE issue a report informing its shareholders on how it is viewing and deliberating upon these issues. The Company notes that if it were to prepare the report it would have to undertake a "complex and burdensome" process; in reality, a report for shareholders would involve providing a top level analysis ("**at reasonable cost and excluding confidential information**") intended to afford shareholders the ability to understand the Company's analysis of the relative risks and benefits of the course currently being taken, as well as the Company's view regarding implications and options for additional action.

II. Substantial implementation: The Company's actions and those of others do not constitute substantial implementation because they fail to fulfill the guidelines and essential purpose of the Proposal.

Publications and actions by third parties cannot fulfill the guidelines and essential purpose of the Proposal for a report and analysis by the Company.

The guidelines of the Proposal clearly ask for the Company to prepare a report to investors on the potential to reduce the Company's long term liability for remediation of PCB in the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in the Dredge Area Delineation Reports.

The Company asserts, in essence, that the assessment requested has already been done by the EPA in the course of its ROD under CERCLA. However, the EPA's ROD, and even its process of developing a ROD under CERCLA, does not fulfill the need for the Company to conduct the assessment requested under the Proposal.

Publication of information by others does not fulfill a request for a report or analysis by a company. See, for instance, *Abbott Laboratories* (February 8, 2012) in which Abbott asserted that its partial disclosure of policies and its lobbying expenditure disclosures to government agencies, who then published the information on their websites, sufficed to implement a proposal requesting disclosure of lobbying expenditures on the company's own website. The publications elsewhere were not deemed to constitute substantial implementation of the requests for a company report.

b. The scope of analysis of the EPA ROD excluded the issues raised by the current Proposal – the calculation of natural resource damages, and contemplated the possibility of additional remediation related to natural resources damages.

Despite EPA studies regarding the process of selecting a remedy, and EPA determinations not to require additional remediation, significant gaps in the process demonstrate that large-scale contamination and resulting liability risks remain.

The Company asserts that the existing EPA ROD constitutes substantial implementation of the request of the Proposal, because the EPA provided a detailed analysis of costs, benefits, and risks. However, the benefits and risks evaluated were not risks to the Company, but only the relative risks to health and the environment. The agency left a residual risk for the Company, namely ***the potential for substantial natural resources damages***. The EPA concluded that the remedy was cost-effective from an environmental standpoint, shaving off $110 million in expenses. Although the EPA ROD addressed the incremental reduction in risk that would result from additional dredging, it did not evaluate the level of natural resources damages to which the Company may be exposed by failing to do the additional dredging.

The two points are not equivalent. For instance, natural resource damages are assessed by a formula that is different from the formula used by the EPA in setting its risk benefit ratio for the remedies. The method of calculating natural resource damages is described by the EPA, but is undertaken by the natural resource trustee, a different entity from the EPA.

Although the EPA concluded that additional remediation as suggested by the Proposal was not necessary pursuant to its decision-making standards under CERCLA, the EPA has also recognized that others may yet require additional dredging, and also stated that additional dredging might reduce the extent of environmental damage, handing off these issues to the natural resource damage assessment and claims process, **noting that those processes might result in "an undertaking to perform any additional dredging beyond that required pursuant to the EPA ROD."** USEPA First Five Year Review Report for the Hudson River PCBs Superfund Site page 34, emphasis added.

c. The 2002 ROD is outdated, so that any analysis of costs and liabilities associated with the 2002 report are likely to be understated, necessitating the request of the current Proposal.

Much has been learned about the extent of contamination since the 2002 ROD was issued by EPA. On June 21, 2011, the federal Trustees wrote to GE, urging the Company to increase the removal of contaminated sediment in order to reduce the injury and speed the recovery of natural resources.[17] In the letter the Trustees assert that:

- Average PCB contamination is higher and natural recovery slower than what was believed when the ROD for the site was issued in 2002.
- Bioavailable PCB concentrations remaining in River sections 2 and 3 will be approximately 5 times higher than was envisioned in the ROD.
- Elevated post-remedy levels of PCBs in these River sections represent a long term exposure pathway and injury to the public's resources.
- Projected recovery of the river ecosystem will likely be protracted well beyond the multi-decadal time frame forecast in the ROD.
- In order to accomplish the original risk based goals of the ROD, GE will have to dredge additional sections of river bottom.

Some of these findings are echoed in the EPA's "First Five Year Review Report for the Hudson River PCBs Superfund Site."[18] Contrary to GE's claim, the Company's liability for natural resource damages associated with its discharge of PCBs to the Hudson River has not been fully assessed and disclosed.

Moreover, as noted above, GE will receive liability protection from the EPA for areas that were addressed by the remedy, but is not absolved of all future liability under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Potential risks for future liability include:

- The costs of dredging areas not addressed by the remedy if at a future date the EPA determines that concentrations of PCBs remaining in the river pose an unacceptable risk to public health or the environment.
- Liability for illness or injury caused by exposure to PCB contaminated sediments.
- Liability for economic losses due to the contamination suffered by businesses along the river.

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[17] http://www.darrp.noaa.gov/northeast/hudson/pdf/lettertoGEPhase2design_signed.pdf
[18] US EPA First Five Year Review Report for the Hudson River PCBs Superfund Site page 3

- The costs of remediating PCB contaminated sediments that are deposited on property adjoining the river above the waterline during flood events.

If at a date in the future the EPA determines that additional dredging is necessary, GE may not be able to reuse existing dredging support infrastructure and bear additional costs to recreate this infrastructure. GE also faces significant costs for EPA oversight. GE reports that its bill to date for EPA oversight is $90 million.[19]

Absent the report requested by the Proponent's resolution, the level of risk to the Company and its shareholders will not be known until after the remedy is complete and a natural resource damage settlement with trustees is finalized.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(10).

Therefore, we request that the SEC Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request Letter. In the event that the SEC Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Ronald Mueller

[19] http://www.gecitizenship.com/reports/disclosures/ehs-remedial-activities/

EXHIBIT A
Text of the Shareholder Proposal

GE Hudson River Cleanup Resolution

Whereas the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) provides that parties responsible for the release or potential release of hazardous substances are liable for any remedy deemed necessary and a broad range of damages that may result,

Whereas from 1947 and 1977 General Electric (GE) plants released approximately 1.3 million pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River,

Whereas GE has entered into a 2005 consent decree with the United States Environmental Protection Agency (EPA) to remediate PCB contamination in the Hudson River,

Whereas a Record of Decision (ROD) released by the EPA for the Hudson River Superfund Site in 2002 established the following objectives: to reduce the cancer risks and non-cancer health hazards for people eating fish from the Hudson River; to reduce the risks to ecological receptors by reducing the concentration of PCBs in fish; to reduce PCB concentrations in river (surface) water that are above surface water standards; to reduce the inventory (mass) of PCBs in sediments that are or may be bioavailable; and minimize the long-term downstream transport of PCBs in the river,

Whereas the Record of Decision calls for the removal of approximately 2.65 million cubic yards, or 65 percent of the mass of PCB contamination, through environmental dredging of approximately 99 locations (identified in Phase 1 and 2 Dredge Area Delineation Reports) at a projected present value cost of $446 million,

Whereas the removal actions are expected to be completed by 2018 and are expected to achieve the ROD objectives for human health risks by 2067 and for ecological health risks by 2035,

Whereas on June 1, 2012 the EPA released the "First Five Year Review Report for the Hudson River PCBs Superfund Site includes the following findings: that PCB concentrations are higher than expected in areas not targeted for additional dredging; that these conditions may result in greater than expected injury to natural resources; and that additional dredging would achieve ROD goals more quickly and reduce the time that the ecological community would be exposed to PCB concentrations above the cleanup goal,

Therefore be it resolved that the shareholders request that GE at reasonable expense evaluate and prepare a report to investors on the potential to reduce the company's long term liability for remediation of PCB discharges to the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to an environmental remediation project in which the Company is currently engaged regarding polychlorinated biphenyl ("PCB") contamination of sediments in the Hudson River. The Proposal states:

> Therefore be it resolved that the shareholders request that GE at reasonable expense evaluate and prepare a report to investors on the potential to reduce the company's long term liability for remediation of PCB discharges to the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

BACKGROUND

The Proposal seeks to reopen complex and highly technical issues regarding the choice of remediation techniques pursued at a specific site, which has already been extensively evaluated and reported on in a series of reports issued by the Environmental Protection Agency ("EPA") over a period of more than 20 years. The Proposal references remediation activity for an approximately 40 river-mile stretch of the Hudson River PCBs Site, which is one of more than 80 environmental sites in which the Company is participating in the evaluation and execution of remediation activity pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). In addition, the

Company is pursuing remedial activities at hundreds of sites under state-law counterparts to CERCLA and under the federal Resource Recovery and Conservation Act. In 1989, EPA announced its decision to initiate a detailed Reassessment Remedial Investigation/Feasibility Study of its September 1984 decision regarding remediation of the Hudson River site (the "Reassessment"). The Reassessment led to a second Record of Decision issued by EPA in 2002 (the "2002 ROD"),[1] which announced and explained the remedial action selected by EPA for the PCB-contaminated sediments in the Upper Hudson River and was designed to fulfill the requirements for remedial actions set forth in CERCLA. Prior to reaching its decision in the 2002 ROD, in addition to considering the course of remediation that it ultimately selected, EPA considered a plan that would have dredged more materials, as requested by the Proposal, as well as three other alternative approaches. In reaching its decision, EPA provided for extensive community/public participation in the process, holding more than 75 public meetings, conducting peer review panels with independent experts that were open to the public, releasing the proposed remediation plan for public comment and holding meetings with the public and with governmental officials to receive comments. The five peer review panels each included six or seven independent experts who were unaffiliated with EPA, the Company or New York State, and was undertaken on the major scientific works that formed the basis of the 2002 ROD. After more than a decade of study, EPA issued the 133-page 2002 ROD, which rejected the remediation approach advocated in the Proposal in favor of the remediation technique that is currently underway. The 2002 ROD devotes almost 40 pages to describing and comparing the costs and benefits of the alternative approaches, reflecting the review and consideration of numerous aspects of the effectiveness of the proposed remedies for protecting human health and reducing natural resource damage.

In accordance with the 2002 ROD, the remediation project is being implemented in two phases. In 2004, EPA issued engineering performance standards for Phase 1 of the remediation project, and the Company entered into a consent decree with the United States in 2005 (court-approved in 2006), agreeing to undertake Phase 1 of the pilot program to dredge certain areas of the Hudson River to evaluate whether the remedy could achieve the performance standards set by EPA ("Consent Decree"). After completion of Phase 1 in the fall of 2009, in 2010 the entire project, including all the data collected since the 2002 ROD was issued, was subject to an independent peer review by a panel of scientific experts to evaluate whether the project could meet the performance standards and whether the standards should be modified. EPA evaluated the results of the peer review and the extensive

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1 UNITED STATES ENVIRONMENTAL PROTECTION AGENCY, HUDSON RIVER PCBS SITE NEW YORK: RECORD OF DECISION (2002), *available at* http://www.epa.gov/hudson/RecordofDecision-text.pdf.

comments submitted by external stakeholders. In responding to the results of the peer review and public comment, EPA was specifically authorized by the Consent Decree to modify the scope of Phase 2, if appropriate.

In the course of this process, a group of non-governmental organizations and representatives of the National Oceanic and Atmospheric Administration ("NOAA"), on behalf of the Department of Commerce, in its capacity as natural resource damage trustee, argued to EPA that the remedy should be expanded to increase the dredging footprint beyond the boundaries established by the 2002 ROD—the very issue that the Proposal addresses. EPA declined to incorporate the requested expansion, and at the end of 2010, following the independent peer review and the consideration of comments, EPA issued its 124-page decision for Phase 2 (the "Phase 2 Report"), reaffirming the basic scope of the project and making numerous technical changes to the performance standards to be followed in implementing the selected remediation program.[2] EPA has repeatedly considered requests to expand the scope of the dredging footprint, including whether to address other potentially contaminated areas, and has declined to do so, concluding that such an expansion is unnecessary to resolve the Company's liability under CERCLA.

As required by CERCLA, EPA undertook yet another review of the remediation project in 2012 (the mandated five-year review), in which EPA evaluated whether the remediation project is protective of human health and the environment and whether it is functioning as designed, and issued a report on its findings (the "Five-Year Review Report").[3] Again, while various groups argued to EPA that more extensive remediation as addressed in the Proposal be undertaken, EPA specifically rejected those requests and determined, instead, that the current remedy is protective of human health and the environment and that an expansion of the remedy is not warranted. Among other things, EPA determined that the remedial action being undertaken "is functioning as intended," that "[n]o other information has come to light that could call into question the protectiveness of the remedies," and concluded:

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[2] THE LOUIS BERGER GROUP, INC., HUDSON RIVER PCBS SITE: REVISED ENGINEERING PERFORMANCE STANDARDS FOR PHASE 2 (2010), *available at* http://www.epa.gov/hudson/phase2_docs/revised_eps.pdf.

[3] The Five-Year Review Report is available at http://epa.gov/hudson/pdf/Hudson-River-FYR-6-2012.pdf.

> Based on data collected and reviewed for the first five-year review and the ongoing site inspections, EPA selected a remedy in the 2002 ROD that is protective of human health and the environment. The remedy selected is currently under construction. There have been no changes in regulatory statutes that affect target sediment cleanup levels, and no new pathways for exposure identified, that would call into question the goals of the remedy as set forth in the ROD.[4]

In reaching this determination, the EPA specifically considered the findings that are addressed in the Whereas clauses of the Proposal and determined that expanded dredging was unnecessary because the existing remediation project would achieve the intended long-term goals of protecting human health and reducing natural resource damage. EPA noted that the appropriate time to address natural resource damage issues as defined under CERCLA ("NRD") would be in the context of discussions between the NRD trustees and the Company, as is contemplated under CERCLA.[5] Specifically with respect to the expanded dredging activity that is the subject of the Proposal, EPA stated:

> As noted earlier, a number of stakeholders asked EPA to consider whether the higher than expected surface concentrations indicate that additional dredging is necessary for the goals of the ROD to be achieved. For the reasons set forth in this section, EPA concludes that such additional dredging is not necessary to achieve the ROD objectives. However, EPA agrees that additional dredging would achieve [remedial action objectives] in a shorter time frame thereby reducing the amount of time the ecological community would potentially be exposed to sediments at concentrations above the cleanup goal.

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[4] Five-Year Review Report, at 38.

[5] Any potential impact of expanded dredging on future hypothetical liabilities under CERCLA's NRD provisions cannot be determined at the present time since the nature and scope of any such liabilities has not been assessed and the process for assessing any such liabilities is on-going. Moreover, it is important to note that under the Consent Decree the Company does not have the legal authority to alter the scope of dredging activities; any change in the activities would require approval of EPA and a court order modifying the Consent Decree. These facts further demonstrate that the Proposal implicates inherently complex legal judgments about which shareowners cannot be expected to make informed judgments in the context of making proxy voting decisions.

> . . . .
>
> Nevertheless, EPA believes that the remedial goals could be achieved more quickly, and with a reduced time and extent of injury to ecological receptors, if additional dredging (beyond the ROD requirements) were to be carried out, particularly in River Section 2.
>
> The trustee agencies and several environmental groups have noted that surface sediment concentrations of PCBs in areas where the ROD does not call for dredging will cause injury to natural resources for a longer period of time than was expected when the ROD was issued. EPA believes the ecological goals of the ROD will be achieved with time following implementation of the remedy. However, in view of the finding that surface concentrations in areas outside the dredge footprint are higher than expected, and will negatively impact trust resources for a longer period, greater injury to natural resources may result. We therefore support efforts by the trustees to address such greater potential injury through the Natural Resource Damage (NRD) assessment and claims process. EPA will continue to cooperate and communicate with federal and State natural resource trustees on the Hudson River remediation. In addition, EPA understands that the NYSCC may assert a claim for damages resulting from the increased costs of navigational dredging due to PCB contamination. Should either the NRD process or a possible claim by NYSCC result in an undertaking to perform any additional dredging beyond that required pursuant to the EPA ROD, EPA will coordinate fully with GE, the trustees and/or the NYSCC to ensure these efforts are integrated as efficiently as possible.[6]

During the decades that EPA studied and evaluated potential remediation alternatives, it evaluated numerous considerations and their implications before reaching a decision on the appropriate remediation plan. For example, EPA considered, among many other things, (1) whether dredging more sediment could stir up PCB-containing sediments that have already settled and thereby increase the presence of PCBs downstream, (2) the stability of PCB-laden sediments given the dynamic nature of the river, (3) the concentration of PCBs at different depths of sediment, (4) the longer timing required to undertake a more extensive remediation plan, (5) the effects of other PCB sources and restricting flow of PCBs from such other sources, and (6) whether to remove PCB-contaminated sediments or to cap them in place. Furthermore, in its studies, EPA found that due to high variability of PCB concentrations in

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[6] Five-Year Review Report, at 32–34.

sediment, mass per unit area ("MPA"), rather than concentration, was the most useful measure of potential contribution of PCB concentrations in water and fish. In order to evaluate the efficiency of remediation by comparing the mass of PCBs remediated to the amount of sediment surface that would require remediation, the MPA was plotted against cohesive and non-cohesive sediment to determine breakpoints where small changes in MPA would mean large increases in area or mass to be remediated. Moreover, for active technologies such as capping and removal, areas of sediment targeted for remediation were selected based on the potential for those areas to contribute PCBs to the water column and fish through the food chain. EPA and the Company conducted an exhaustive review of options against the remedy-selection criteria, considering protectiveness, practicability, and cost of the remedy.

EPA also considered a multitude of other factors that are implicated by the selection of a remediation plan. Some of EPA's considerations included the disruption of commercial and recreational use of the river during implementation of the remediation plan, damage to shorelines, the effects of transferring and processing dredged materials, the effects of transferring and processing increased amounts of dredged materials, and the risks to wildlife, wetlands and vegetation. These examples only scratch the surface of the numerous factors that have been evaluated by EPA in selecting a remediation plan, as reflected in the 2002 ROD, the Phrase 2 Report and the Five Year Review Report.

Under CERCLA, EPA is the agency charged with the responsibility of evaluating alternatives and making the decision regarding the appropriate remedial activity to be conducted at covered sites. Throughout the foregoing proceedings, however, the Company has been integral to that process. Every year since the early 1990s, the Company has submitted dozens of reports, data collections, studies, design documents, work plans, comments, and other documents to assist EPA in evaluating alternatives and selecting a remedy. In addition, the Company coordinated closely with EPA through countless in-person meetings. EPA used the voluminous information and analysis provided by the Company to select an appropriate remedy, and the information submitted by the Company was relied upon by EPA to make changes to aspects of the remedy decision and performance standards.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because (1) it deals with matters relating to the Company's ordinary business operations and (2) it attempts to micro-manage the manner in which the Company carries out a specific environmental remediation project in which it is currently engaged. Rule 14a-8(i)(7) permits the omission of shareowner proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." The 1998 Release stated that two "central considerations" underlie this policy:

- First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals. Regarding this first consideration, however, the Commission stated that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

- The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

As discussed below, the Proposal is excludable based on both of the "considerations" identified in the 1998 Release: the Proposal's subject matter—assessing whether one remediation technique has a greater potential to reduce long-term liability at a specific location more than an alternative remediation technique—is an ordinary business matter for the Company, and the Proposal "seeks to 'micro-manage' the [C]ompany."

A. *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of The Company's Ordinary Business Operations and Does Not Raise a Significant Policy Issue.*

The Proposal asks the Company to evaluate and prepare a report regarding the potential to reduce the Company's long-term liability by engaging in a specific remediation method at a specific location in addition to the remediation that the Company is currently conducting. As outlined above, the decision to select a specific remediation method at a specific site is a complex process that requires the careful evaluation of multiple environmental and economic factors. Such decisions are reached through what is often a multi-year analysis involving the Company, governmental authorities, and other interested stakeholders. As is evident from the "Background" section, above, it clearly "is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. This is especially so where the Company faces decisions affecting the scope of remedial action projects at hundreds of sites across the country. At each site, the Company works closely with regulatory agencies on a daily basis to investigate, design, and implement appropriate remedial actions, a routine process that would be hindered if permitted to be micro-managed by shareowners.

While the Commission has found that shareowner proposals on certain topics concern significant policy issues and are not excludable as matters related to a company's ordinary business operations, the Staff has consistently found that mere reference to a significant policy issue does not automatically carry the proposal beyond those matters excludable as ordinary business matters. For example, the Staff has previously concurred that companies may exclude from their proxy materials proposals related to nuclear technologies that do not address the significant policy issues associated with nuclear power plants. For instance, the Staff allowed a company to exclude a proposal that asked the company to "operate [a nuclear power plant] with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste." *See Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001). Although the proposal submitted to *Niagara Mohawk* clearly referenced a nuclear power plant, it did not implicate the significant policy issues attendant to some non-excludable nuclear power proposals, such as the safety concerns and economic costs of constructing a nuclear power generating facility. As such, despite the proposal's explicit reference to Niagara Mohawk's nuclear power facility, the proposal was excludable under Rule 14a-8(i)(7) as pertaining to an element of the company's ordinary business matters. *See also The Kroger Co.* (avail. Mar. 23, 1992) (permitting exclusion of a proposal requesting that the company develop a report on the company's use of food irradiation processes and the sale of irradiated food); *Borden, Inc.* (avail. Jan. 16, 1990) (same); *Anheuser-Busch Co.* (avail. Feb. 16, 1982) (finding that the company's decision whether or not to test water used for brewing beer for radioactive contaminants was an ordinary business decision).

Similar to the above proposals relating to nuclear activities, the Staff also has recognized that, although a company's general charitable contribution policies might transcend day-to-day business matters such that they are a proper topic for shareowner vote, decisions whether to contribute to particular types of organizations do not. For example, in *Wells Fargo & Co.* (avail. Feb. 19, 2010), the Staff did not concur that a proposal requesting that the company list recipients of corporate charitable contributions of $5,000 or more on the company website could be excluded. In contrast, the Staff concurred in *Pfizer Inc.* (avail. Feb. 12, 2007) that a proposal seeking a report on the justification for the company's charitable contributions to certain scientific research programs that promote medical research and training using animals could be excluded as relating to "contributions to specific types of organizations." *See also Bank of America Corp.* (avail. Jan. 24, 2003) (concurring with exclusion of a proposal that targeted the company's contributions to Planned Parenthood and organizations that support abortions). Although the proposals in each of *Wells Fargo*, *Pfizer*, and *Bank of America* dealt with charitable contributions, the proposals in *Pfizer* and *Bank of America* addressed specific decisions within the topic of charitable contributions, causing these proposals to lose their stature of transcending day-to-day business matters.

Similar to the above precedent, although the Proposal references the environment, it delves beyond this significant topic and addresses the choice of a specific environmental remediation method to be implemented at one particular location, a matter that, unlike the environment generally, does not "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release. In fact, here the question is not whether a massive dredging project should or should not be implemented at all. An unprecedented dredging project is already underway pursuant to EPA's remedy decision. The sole question posed for consideration under the Proposal is whether the Company should evaluate using different criteria to redefine the scope of the dredging project, notwithstanding EPA's considered judgment on the appropriate remedy. The Proposal would thus not only involve day-to-day details but would reexamine a determination already made by the federal agency charged by Congress with making that determination and accepted by the Company in the Consent Decree.

Furthermore, as noted above, in light of the assessments that have already been conducted regarding the effects of an expanded remediation program as contemplated by the Proposal, NOAA in its capacity as a natural resource trustee has stated that it may seek to address an expanded remediation effort through the Natural Resource Damage (NRD) assessment and claims process, and the New York State Canal Commission stated to EPA that it may assert a claim for damages resulting from the increased costs of navigational dredging due to PCB contamination. GE is currently in discussions with these regulators on whether to undertake additional remediation efforts. Accordingly, it would be inappropriate for the Company to prepare an additional report as requested by the Proposal because the topics are currently being addressed through the proper regulatory review channels. Thus, since the premise of the Proposal is subject to debate, asking shareowners to weigh in on the debate at this stage would be premature.

Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company as it attempts to obtain an assessment of the potential to reduce the Company's long-term liability by pursuing a particular method for remediation in a particular location.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Attempts to Micro-Manage The Company.

The Proposal goes beyond raising policy issues relating to the environment and whether to engage in environmental remediation activities (a topic that would be moot since the Company is already engaging in such activities); it instead seeks to "micro-manage" the environmental remediation process by dictating the specific manner in which the Company carries out its remediation efforts. Rather than raising a general policy issue regarding environmental remediation activities, the Proposal delves into specific details of how remediation operations are conducted, second guessing how best to achieve the goal of environmental remediation and liability reduction for the Company.

The Proposal thus seeks to "micro-manage" matters of a complex nature upon which shareowners, as a group, are not in a position to make an informed judgment. Moreover, under the Consent Decree, the Company is legally obligated to implement the project selected by EPA. The Company does not have the legal authority to implement a project not selected by EPA at this site. Indeed, the Proposal replicates the very circumstances that the Commission discussed under which micro-managing may come into play: circumstances in which a proposal "seeks to impose specific . . . methods for implementing complex policies." 1998 Release. The Proposal is a prime example of the type of proposal leading to the Commission's determination that such proposals are not proper under Rule 14a-8(i)(7), as the specifics of the Proposal raise a host of issues that shareowners are not well positioned to address by voting For or Against the Proposal. Environmental remediation through dredging is a complex process with numerous collateral implications and is therefore subject to heavy regulatory oversight, review and approval. EPA has already conducted an in-depth, multi-layered study of remediation considerations and has evaluated numerous alternatives and has consequently delineated the specific scope of the dredging that the Company is performing. In fact, EPA specifically reviewed an alternative involving more extensive dredging as addressed in the Proposal and declined to adopt the approach delineated by the Proposal. In reaching its decision for a plan of remediation, EPA explored and took into account the extensive scientific and economic considerations raised by this issue during the course of over two decades. In its Five-Year Review Report, EPA specifically took into account and responded to the findings referred to in the Whereas clauses of the Proposal and reaffirmed its determination that the scale of remedial activity being pursued is effectively designed to achieve the intended long-term objective of protecting human health and natural resources.

Although the Proposal's request to study the implications of dredging more materials may seem facially simple, it in fact requests that the Company delve once again into evaluating numerous complex technical considerations and their consequences (which was already done in the course of EPA's process). If the Proposal were adopted, the Company would have to study, among many other things, the extent to which dredging more materials may stir up the PCB-containing sediments that have already settled, the extent and effects of increased damage to the shoreline, wetlands, vegetation, fish hatcheries and wildlife from such increased dredging, whether such increased damage to the shoreline would require additional remediation such as planting vegetation and reconstructing wetlands, whether and how river traffic would be affected by the additional activities, and the consequences of transferring and processing increased amounts of PCB-containing dredged sediment. The Company would have to undertake an analysis of the Proposal's suggested remediation plan taking into consideration all the uncertainties and potential implications that may arise. The Proposal would require the Company to perform this complex and cumbersome study even though EPA has already determined that the Proposal's suggested approach would not produce a materially greater long-term benefit. Given the complex process of environmental remediation that has been contemplated, evaluated and agreed to by the Company, EPA and experts in the field, "shareholders, as a group, would not be in a position to make an informed judgment" on this issue, and the complexities involved in this issue simply do not lend themselves to being resolved through a simple vote For or Against the Proposal.

The Staff consistently has concurred that shareowner proposals that – as with the Proposal – attempt to micromanage a company by delving into complex procedures are excludable under Rule 14a-8(i)(7). In this respect, the Proposal is comparable to the one considered in *Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001). There, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal that recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year. The company argued that the proposal sought to micro-manage the company since it set a numerical percentage target for the level of nitrogen oxide reduction to be achieved, suggested a methodology to be used in reducing the nitrogen oxide emissions, and set a precise numerical limit of nitrogen oxide allowable for each boiler. Concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff appeared to agree with the company's argument that such specificity in the proposal amounted to micro-managing the company. *See also Marriott International Inc.* (avail. Mar.

17, 2010) (concurring that a shareowner proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies). Similarly, the Proposal targets a specific task in which the Company is engaged at a specific location, and requires the Company to consider a specific alternative approach to this highly technical task. Thus the Proposal, although sounding simple on its face, implicates myriad complex technical issues, like the proposals discussed above, that shareowners are not in a position to evaluate.

The Proposal is distinguishable from those where the Staff has been unable to concur with exclusion under Rule 14a-8(i)(7) as proposals that "micro-manage" a company because those proposals raised general policy issues and properly left it to the company to address the details of those policy issues. The Proposal does not address a general policy issue of whether or not to engage in environmental remediation efforts to protect the environment but, rather, addresses whether a specific remediation technique (that has already been proposed, considered, and rejected by EPA) should be pursued at a specific site. For example, in *PPG Industries, Inc.* (avail. Jan. 15, 2010), the proposal requested that the company's board of directors prepare a report on how the company ensures that it discloses its environmental impacts in all the communities where it operates. Although the proposal also requested that the report include additional information regarding the availability of the company's reports and the company's environmental accountability and impact on public health, the proposal was not limited to a specific site and was not limited to addressing a specific approach to controlling the company's environmental responsibilities. The Proposal, in contrast, goes beyond raising a general policy issue by targeting a specific environmental remediation approach in a specific location.

In *Chesapeake Energy Corp.* (avail. Apr. 13, 2010), the proposal requested a report regarding the environmental impact of the company's fracturing operations, potential policies the company could adopt to reduce environmental hazards resulting from fracturing, and the risks the company could face as a result of fracturing operations. The *Chesapeake Energy* proposal also suggested that the report should "explore[ ]" such policies as using "less toxic fracturing fluids" and "recycling or reuse of waste fluids." The Proposal is distinguishable from the *Chesapeake Energy* proposal because, while the *Chesapeake Energy* proposal raised general policy issues regarding fracturing and asked the company to explore various means for reducing the impacts from fracturing, the Proposal is addressed to a specific remediation alternative at a specific site. *See also Chesapeake Energy Corporation* (avail. Apr. 2, 2010) (declining to concur that a proposal requesting a sustainability report describing the company's short- and long-term responses to ESG-related issues could be excluded as micro-managing the company); *EOG Resources, Inc.* (avail. Feb. 3, 2010) (declining to concur that a proposal requesting a report regarding the environmental impact of the company's fracturing operations and potential policies that the company could adopt to reduce certain hazards from fracturing could be excluded as micro-managing the company); *Ultra Petroleum Corp.* (avail. Mar. 26, 2010) (same). In all of the above instances, where a company has argued that a proposal that seeks a report regarding certain company activities attempts to micro-manage the company and where the Staff has been unable to concur with the exclusion of the proposal, the proposal has raised a general policy issue and has not gone beyond the general policy issue to second guess the complex technical details of one particular process by prescribing, as the Proposal does, a study to be undertaken to evaluate the technical merits of one particular approach at one specific site.

The Proposal embodies precisely the type of specificity that led the Staff to concur with the exclusion of the proposals in *Duke Energy Carolinas* and *Marriott International*. It recites the details of the 2002 ROD, including that it "calls for the removal of approximately 2.65 million cubic yards, or 65 percent of the mass of PCB contamination, through environmental dredging of approximately 99 locations (identified in Phase 1 and 2 Dredge Area Delineation Reports) at a projected present value cost of $446 million." It then cites an EPA report, with the implication that the remediation method selected in the 2002 ROD is not sufficient, and seeks a report on the "remov[al of] highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports." By addressing these highly technical and specific details regarding the dredging methods being pursued or potentially pursued by the Company, the Proposal "seeks to 'micro-manage' the [C]ompany by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Consistent with the 1998 Release and the Staff precedent described above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to micro-manage the Company.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in the 1998 Release.

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text (recognizing that "a proposal may be excluded under the rule if it has been 'substantially implemented,'" as opposed to "moot," which the literal text of the rule stated prior to the time of this Release). As noted above, exclusion may be appropriate despite differences between a company's actions and a shareowner proposal. *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp. (Rogers)* (avail. Mar. 10, 2003) (concurring that a proposal requesting special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy).

Accordingly, Rule 14a-8(i)(10) permits the exclusion of a proposal when a company has implemented the essential objective of the proposal, even where the company's actions do not exactly correspond to the actions sought by the proposal.

B. Analysis.

The Proposal seeks an evaluation and a report on the "potential to reduce the [C]ompany's long term liability for remediation of PCB discharges to the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in the Dredge Area Delineation Reports." The Company has already accomplished the essential objective of the Proposal through [its participation in and contributions to the research underlying[7]] EPA's proceedings that resulted in the 2002 ROD, the Phase 2 Report and the Five-Year Review Report. The 2002 ROD analyzed the costs and benefits associated with five remediation alternatives, including specifically an alternative involving removing contaminated sediments in addition to those sediments identified for dredging in the remediation effort that is currently underway, as advocated by the Proposal.

The 2002 ROD evaluates five remediation alternatives, one of which contemplates, just like the Proposal, the removal of additional highly contaminated sediments compared to the selected method. Specifically, EPA's selected method requires the removal of 2.65 million cubic yards of sediments containing approximately 70,000 kg of total PCBs over an area of 493 acres (referred to in the 2002 ROD as "REM-3/10/Select"). EPA estimated it would take approximately 3 years to design and 6 years to implement this approach. One of the alternatives that EPA carefully analyzed but rejected was a larger-scale method that would have required the removal of 3.82 million cubic yards of sediments containing more than 84,000 kg of total PCBs over an area of 964 acres (this method would have required the removal of additional contaminated sediments, as contemplated by the Proposal) (referred to in the 2002 ROD as "REM-0/0/3"). EPA estimated that this approach would take approximately 3 years to design and 8 years to implement.[8]

The 2002 ROD also provides a detailed analysis of the costs, benefits and risks that were considered in selecting the optimal remediation alternative. For example:

- With respect to costs, the 2002 ROD provides that REM-3/10/Select would have a capital cost of $448 million with a present-worth operation and maintenance cost of $13 million, bringing the present-worth of the total cost of this method to $460 million. In contrast, the 2002 ROD provides that the REM-0/0/3 method would have a capital cost of $556 million with a present-worth operation and maintenance cost of $13 million, bringing the present-worth of the total cost of this method to $570 million.

---

[7] In addition to providing much of the data used in the development of the 2002 ROD, the Company submitted 19 volumes of comments on the draft ROD, technical documents that carefully evaluated all aspects of the performance criteria, EPA's evaluation of alternatives, and the discussion of the preferred remedy.

[8] These two remediation alternatives are summarized in the 2002 ROD at 60–61.

- With respect to some of the benefits and risks, the 2002 ROD considers the reduction of residual risk, the adequacy of controls, the reliability of controls, the technical feasibility, and administrative feasibility associated with each alternative. The selected remedy was deemed to be the most appropriate one based on its long-term effectiveness and permanence, reduction in toxicity, mobility or volume through treatment, and short-term effectiveness. The 2002 ROD also points out that REM-3/10/Select "provides greater overall protectiveness to human health and the environment" than three of the other alternatives that were considered, and provides "slightly less overall protectiveness than the REM-0/0/3 alternative." 2002 ROD at 76.

The 2002 ROD further states that "REM-0/0/3 would provide the greatest degree of protectiveness, because it removes the largest volume of PCB-contaminated sediment and addresses the largest area. However, the predicted difference in fish tissue concentrations between REM-0/0/3 and REM-3/10/Select, and correspondingly, the difference in risk, is small." 2002 ROD at 102. The 2002 ROD goes on to state that "[t]he selected remedy, REM-3/10/Select, is more cost-effective than the REM-0/0/3 alternative. The selected remedy is $110 million less expensive than REM-0/0/3, without substantially greater reductions in ecological and human health risks." 2002 ROD at 104. Because liability is an outcrop of risk, the potential to reduce the Company's long-term liability depends on the potential to reduce the risks associated with continued contamination. Thus, the 2002 ROD's discussions of reducing risk speak directly to reducing liability for the Company.

The Proposal does not request an assessment of the *extent* to which long-term liability could be reduced through voluntary additional dredging, which assessment would be (1) impossible to predict or quantify due to the innumerable uncertainties associated with such liability; and (2) a futile exercise in view of the Company's inability legally to pursue a remediation method other than the method EPA has approved. Rather, the Proposal seeks information as to whether there is a "potential to reduce" the Company's long-term liability by additional dredging. The 2002 ROD addresses this precise issue by assessing the incremental reduction in risk that would result from additional dredging. As discussed above, after studying the issue, the 2002 ROD found that additional dredging would result in less risk to the environment (and consequently the potential long-term liability of the Company would be reduced) but that the incremental reduction in risk did not outweigh the increased cost of additional dredging.

The circumstances here are distinguishable from *Hanesbrands Inc.* (avail. Jan. 13, 2012), where the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(10) where the proposal requested "a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts—particularly water use and related pollution." The company there argued that its website already contained disclosures regarding standards for selecting suppliers that share the company's commitment to protecting the environment and that the company's disclosures also contained information about the company's overall environmental policies regarding water use and related pollution. In *Hanesbrands*, the company did not provide its vendor standards pertaining to reducing supply chain environmental impacts such as water use and related pollution, as the proposal requested, but instead pointed to its general company policy pertaining to suppliers' adherence to environmental standards and the company's own environmental standards relating to water use and related pollution. The circumstances here are distinguishable from those in *Hanesbrands* because the Company and EPA have analyzed the precise remediation method that the Proposal advocates, and the 2002 ROD provides the results of that study.

The Proposal and the 2002 ROD instead present circumstances that are similar to the instances where the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(10) where companies' compliance with legal or regulatory requirements, rather than specific management- or board-initiated action, addressed the concerns underlying the proposals. In *Merck & Co., Inc.* (avail. Mar. 14, 2012) the Staff concurred with the exclusion of a proposal pursuant to Rule 14a-8(i)(10) where the proposal requested an annual report to shareowners disclosing procedures to ensure proper animal care, including measures to improve the living conditions of all animals used in-house and at contract laboratories. The company argued that it already disclosed such information on its website and that it was subject to a broad regulatory compliance framework requiring the company to meet certain standards of animal care that are discussed on its website. Similarly, pursuant to its regulatory compliance requirements, the Company has already evaluated, through its participation and cooperation with the preparation of the 2002 ROD, the potential to reduce the Company's long-term liability by dredging additional sediments. *See also Johnson & Johnson* (avail. Feb. 17, 2006) (concurring with exclusion of a proposal requiring the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States on the basis of substantial implementation after the company argued that it is already required to take such actions under federal law); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring with exclusion of a proposal recommending that the company's board of directors adopt a policy of publishing in the company's annual report the costs of all fines paid by the company for violations of environmental laws based on a representation by the company that it complied with Item 103 of Regulation S-K which requires similar, but not identical, disclosure); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring with exclusion of a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa because the proposal was substantially implemented as a result of a federal statute that prohibited new investments in South Africa).

Accordingly, we believe that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(10) because the Company has already accomplished the essential objective of the Proposal through participating and cooperating with EPA in the preparation of the 2002 ROD, which specifically addresses the issues raised by the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patrick Doherty

GIBSON DUNN

EXHIBIT A

GL

RECEIVED
NOV 14 2012
B. B. DENNISTON III

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Brackett Denniston III

Phone Number: 203-373-2211

Fax Number: 203-373-2884

Date: 11/13/12

Pages to follow: 3

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 13, 2012

Brackett B. Dennison III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 066828

Dear Mr. Denniston:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform the General Electric Company of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of General Electric Company shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

GE Hudson River Cleanup Resolution

Whereas the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) provides that parties responsible for the release or potential release of hazardous substances are liable for any remedy deemed necessary and a broad range of damages that may result,

Whereas from 1947 and 1977 General Electric (GE) plants released approximately 1.3 million pounds of Polychlorinated Biphenyls (PCBs) into the Hudson River,

Whereas GE has entered into a 2005 consent decree with the United States Environmental Protection Agency (EPA) to remediate PCB contamination in the Hudson River,

Whereas a Record of Decision (ROD) released by the EPA for the Hudson River Superfund Site in 2002 established the following objectives: to reduce the cancer risks and non-cancer health hazards for people eating fish from the Hudson River; to reduce the risks to ecological receptors by reducing the concentration of PCBs in fish; to reduce PCB concentrations in river (surface) water that are above surface water standards; to reduce the inventory (mass) of PCBs in sediments that are or may be bioavailable; and minimize the long-term downstream transport of PCBs in the river,

Whereas the Record of Decision calls for the removal of approximately 2.65 million cubic yards, or 65 percent of the mass of PCB contamination, through environmental dredging of approximately 99 locations (identified in Phase 1 and 2 Dredge Area Delineation Reports) at a projected present value cost of $446 million,

Whereas the removal actions are expected to be completed by 2018 and are expected to achieve the ROD objectives for human health risks by 2067 and for ecological health risks by 2035,

Whereas on June 1, 2012 the EPA released the "First Five Year Review Report for the Hudson River PCBs Superfund Site includes the following findings: that PCB concentrations are higher than expected in areas not targeted for additional dredging; that these conditions may result in greater than expected injury to natural resources; and that additional dredging would achieve ROD goals more quickly and reduce the time that the ecological community would be exposed to PCB concentrations above the cleanup goal,

Therefore be it resolved that the shareholders request that GE at reasonable expense evaluate and prepare a report to investors on the potential to reduce the company's long term liability for remediation of PCB discharges to the Hudson River and for resulting natural resource damages by removing highly contaminated sediments in addition to those sediments identified in Dredge Area Delineation Reports.



Lori Zyskowski
Executive Counsel
Corporate, Securities &Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 20, 2012

VIA OVERNIGHT MAIL
Patrick Doherty
State of New York, Office of the State Comptroller
633 Third Avenue-31st Floor
New York, NY 10017

Dear Mr. Doherty:

I am writing on behalf of General Electric Company (the "Company"), which received on November 13, 2012 the shareowner proposal you submitted on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponents") titled "GE Hudson River Cleanup Resolution" for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponents are the record owners of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponents have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, each of the Proponents must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 13, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder(s) of the Proponents' shares (usually a broker or a bank) verifying that each of the Proponents has continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012); or

(2) if the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of Company shares for the one-year period.

If the Proponents intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponents' broker(s) or bank(s) is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponents' broker(s) or bank(s) is a DTC participant, then each of the Proponents needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012).

(2) If the Proponents' broker(s) or bank(s) is not a DTC participant, then each of the Proponents needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012). You should be able to find out the identity of the DTC participant by asking the Proponents' broker(s) or bank(s). If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponents' account statements, because the clearing broker identified on their account statements will generally be a DTC participant. If the DTC participant that holds the shares of any Proponent is not able to confirm the Proponent's holdings but is able to confirm the holdings of the Proponent's broker or bank, then that Proponent needs to satisfy the proof of ownership

requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 13, 2012), the requisite number of Company shares was continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that the shareowner intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Although your letter includes such a statement with respect to the New York State Common Retirement Fund, it does not include such a statement with respect to the New York State and Local Employees' Retirement System or the New York State Police and Fire Retirement System. In order to satisfy this requirement under Rule 14a-8(b), the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System each must submit a written statement that they intend to continue holding the requisite number of shares through the date of the 2013 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

Enclosure

GE

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Ms. Lori Zyskowski

Phone Number:

Fax Number: 202-373-2884

Date: 11/26/12

Pages ~~to follow~~: 2

Message: Certification of stock ownership

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 23, 2012

Ms. Lori Zyskowski
Executtive Counsel
Corporate, Securities & Finance
General Electric Company
3135 Easton Turnpike
Fairfiled, CT 06828

Dear Ms. Zyskowski,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of General Electric Company continuously for at least one year as of November 13, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 36,965,676 shares of common stock as of November 13, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Gianna McCarthy – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 040? Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.